China Zenix Auto International Limited Reports 13.5% Revenue Growth in 2018
Third Quarter

- Revenue from Chinese OEM market rose by 24.0% in the third quarter -

ZHANGZHOU, China, November 15, 2018 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Financial Highlights

Third Quarter 2018:

•	Revenue was RMB730.4 million (US$106.3 million), up 13.5% year-over-year;
•	Sales to the Chinese OEM market increased 24.0% year-over-year;
•	Sales of aluminum wheels increased by 39.2% year-over-year;
•	Gross margin was 12.1%, up from 9.3% in the second quarter of 2018;
•	Net cash flow from operating activities was RMB155.2 million (US$22.6 million).

First Nine Months of 2018

•	Revenue was RMB2,454.2 million (US$357.3 million), up 17.2% compared with RMB2,094.7 million in the first nine months of 2017;
•	Tubed steel wheel sales increased by 17.8%;
•	Sales of aluminum wheels increased by 58.6%;
•	Gross margin was 12.2%;
•	Net profit and total comprehensive income for the period was RMB5.2 million (US$0.8 million) with earnings per American Depositary Share (“ADS”) of RMB0.10 (US$0.01);
•	Bank balances and cash, pledged bank deposits and fixed bank deposits with maturity period over three months totaled RMB1,293.8 million (US$188.4 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "We are encouraged by the ongoing top line growth witnessed by a faster than industry increase, primarily driven by our strong market presence in the OEM market in China. In the third quarter, growth of tubed wheel sales outpaced that of tubeless sales while our aluminum wheel sales continued to climb, approaching 9% of total revenue. Our broad product range continues to address the market demand shift. Without affecting our future production, we disposed of an obsolete steel production line in our Lang Fang factory during the third quarter, as we continue to improve production efficiency.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, "Our product pricing continued to improve during the third quarter and our effective collections from customers boosted our operating cashflow. We plan to continue to raise selling prices and control costs in the fourth quarter. While the commercial vehicle market in China is experiencing some slower growth, we believe that we are well positioned to expand our market share with our diversified product offerings and strong financial standing.”

2018 Third Quarter Results

Revenue for the third quarter was RMB730.4 million (US$106.3 million) from RMB643.4 million for the third quarter of 2017. The increase in total revenue was attributable to higher OEM unit sales and higher price adjustments in response to high raw material costs.

Sales to the Chinese OEM market increased by 24.0% year-over-year to RMB438.4 million (US$63.8 million) in the third quarter of 2018 compared to RMB353.5 million in the same quarter of 2017.  Revenue on a year-over-year basis was mainly due to the continued growth in the domestic truck OEM market driven by the Chinese government’s enforcement of its truck anti-overloading policy. Total unit sales in the OEM market increased by 8.5% year-over-year during the third quarter of 2017.

Aftermarket sales in China increased by 7.4% year-over-year to RMB218.4 million (US$31.8 million) in the third quarter of 2018 from RMB203.4 million in the third quarter of 2017. Total unit sales in the aftermarket decreased by 3.9% year-over-year.

International sales decreased by 14.9% year-over-year to RMB73.6 million (US$10.7 million) in the third quarter of 2018 compared to sales of RMB86.5 million in the third quarter of 2017. Total international unit sales decreased by 23.4% year-over-year in the third quarter of 2018 mainly due to continued weak demand in Southeastern Asian countries due to higher material costs.

In the third quarter of 2018, domestic OEM sales, domestic aftermarket sales and international sales contributed 60.0%, 29.9% and 10.1% of revenue, respectively.

Sales of tubed steel wheels comprised 45.1% of 2018 third quarter revenue compared to 44.4% in the same quarter in 2017. Tubeless steel wheel sales represented 42.5% of 2018 third quarter revenue compared to 44.4% in the same quarter of 2017. While tubed and tubeless steel wheel sales remain the main sources of revenue for the Company, sales of aluminum wheels increased by 39.2% year-over-year and accounted for 8.7% of third quarter revenue as compared to 7.1% in the same quarter a year ago. The tightened regulations by the Chinese government to curb emissions and increase road safety fueled higher demand for lighter-weight aluminum wheels.

Third quarter gross profit increased by 8.9% to RMB88.7 million (US$12.9 million), compared to RMB81.5 million in the same quarter in 2017. Gross margin was 12.1%, compared with 12.7% in the third quarter of 2017, but up from 9.3% in the second quarter of 2018. The decrease in gross margin on a year-over-year basis was mainly due to the higher raw material costs and different product mix. The Company raised selling prices during the third quarter, but the increases were not high enough to offset higher raw material costs.

Selling and distribution expenses increased by 3.1% to RMB41.9 million (US$6.1 million) from RMB40.6 million in the third quarter of 2017. The increase in selling and distribution costs was primarily due to higher sales to the domestic OEM market. As a percentage of revenue, selling and distribution costs were 5.7% in the third quarter of 2018, compared to 6.3% in the same quarter a year ago.

Research and development ("R&D") expenses decreased by 9.0% to RMB12.6 million (US$1.8 million), compared to RMB13.9 million in the third quarter of 2017. R&D as a percentage of revenue was 1.7% in the third quarter of 2018, compared to 2.2% in the same quarter a year ago.

Administrative expenses increased by 47.9% to RMB51.8 million (US$7.5 million) from RMB35.0 million in the third quarter of 2017. As a percentage of revenue, administrative expenses were 7.1%, compared to 5.4% of revenue in the third quarter of 2017. The increase in administrative expenses was mainly due to a one-off loss on disposal of RMB18.5 million (US$2.7 million) of an obsolete production line at Lang Fang steel wheel factory during the third quarter of 2018. The write-down was non-cash in nature.

Net loss and total comprehensive loss were RMB15.1 million (US$2.2 million) in the third quarter of 2018 compared to a net loss and total comprehensive loss of RMB5.4 million for the third quarter of 2017.

Basic and diluted loss per ADS were RMB0.29 (US$0.04) in the third quarter of 2018 compared to basic and diluted loss per ADS of RMB0.11 in the third quarter of 2017.

In the third quarter of 2018, the Company recorded net cash inflows from operating activities of RMB155.2 million (US$22.6 million). The reduction of receivables during the quarter positively affected operating cash-flows. Days Sales Outstanding (DSO) was at 69 days in the third quarter of 2018. The capital expenditures for the purchase of property, plant and equipment in the third quarter of 2018 was RMB10.6 million (US$1.6 million).

During the third quarter of 2018 and 2017, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2018 First Nine Months Results

Revenue for the first nine months ended September 30, 2018 was RMB2,454.2 million (US$357.3 million) compared with RMB2,094.7 million in the first nine months of 2017, up 17.2% year-over-year.

Sales to the Chinese OEM market increased by 26.4% year-over-year to RMB1,434.3 million (US$208.8 million) and represented 58.4% of revenue.  Aftermarket sales grew by 9.8% year-over-year to RMB740.5 million (US$107.8 million) in the first nine months of 2018 and represented 30.2% of total first nine-month revenue. International sales decreased by 2.0% year-over-year to RMB279.4 million (US$40.7 million) compared with the same period last year and represented 11.4% of revenue.

Tubed steel wheel sales for the first nine months ended September 30, 2018 increased by 17.8% compared with the same period in 2017 and accounted for 46.1% of revenue. Tubeless steel wheel sales increased by 11.7% from the same period a year ago and accounted for 42.1% of revenue. Aluminum wheel sales rose 58.6% from the same period a year ago and accounted for 8.5% of revenue.

Gross profit for the first nine months ended September 30, 2018 was RMB298.9 million (US$43.5 million) compared with RMB273.1 million during the same period in 2017, up 9.4% year-over-year. Gross margin was 12.2% compared with 13.0% in the same period last year.

Net profit and total comprehensive income for the first nine months ended September   30, 2018 was RMB5.2 million (US$0.8 million) compared with a net loss and total comprehensive loss of RMB0.4 million during the same period in 2017. Basic and diluted earnings per ordinary share and per ADS for the first nine months ended September 30, 2018 were RMB0.03 (US$0.00) and RMB0.10 (US$0.01), respectively.

As of September 30, 2018, Zenix Auto had bank balances and cash of RMB966.1 million (US$140.7 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$42.2 million). Pledged bank deposits were RMB37.7 million (US$5.5 million). Total bank borrowings were RMB558.0 million (US$81.2 million). Total equity attributable to owners of the Company was RMB2,551.9 million (US$371.6 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, November 15, 2018 at 8:00 a.m. ET/ 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through December 15, 2018, at 8:00 a.m. ET. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 39823 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the effective noon buying rate as of September 28, 2018 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 830 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 71 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of September 30, 2018. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Investor Relations
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin.Theiss@awakenlab.com

- tables follow –

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the three months ended September 30, 2018 and 2017
(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2017 Q3	2018 Q3	2018 Q3
	RMB' 000	RMB' 000	US$' 000
Revenue	643,360	730,385	106,346
Cost of sales	(561,865)	(641,652)	(93,426)
Gross profit	81,495	88,733	12,920
Other operating income	9,562	3,750	546
Net exchange (loss) gain	(1,048)	1,582	230
Selling and distribution costs	(40,631)	(41,900)	(6,101)
Research and development expenses	(13,887)	(12,641)	(1,841)
Administrative expenses	(35,025)	(51,790)	(7,541)
Finance costs	(5,262)	(5,877)	(856)
Loss before taxation	(4,796)	(18,143)	(2,643)
Income tax (expense) credit	(645)	3,060	446
Loss and total comprehensive loss for the period	(5,441)	(15,083)	(2,197)
Loss per share
Basic	(0.03)	(0.07)	(0.01)
Diluted	(0.03)	(0.07)	(0.01)
Loss per ADS
Basic	(0.11)	(0.29)	(0.04)
Diluted	(0.11)	(0.29)	(0.04)
Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited
 Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the nine months ended September 30, 2018 and 2017
(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2017	2018	2018
	RMB' 000	RMB' 000	US$' 000
Revenue	2,094,703	2,454,213	357,340
Cost of sales	(1,821,584)	(2,155,353)	(313,825)
Gross profit	273,119	298,860	43,515
Other operating income	18,942	11,927	1,737
Net exchange (loss) gain	(2,340)	1,609	234
Selling and distribution costs	(132,653)	(135,849)	(19,780)
Research and development expenses	(41,916)	(39,225)	(5,711)
Administrative expenses	(95,769)	(112,996)	(16,453)
Finance costs	(15,952)	(17,337)	(2,524)
Profit before taxation	3,431	6,989	1,018
Income tax expense	(3,876)	(1,760)	(256)
(Loss) Profit and total comprehensive (loss) income for the period	(445)	5,229	762
(Loss) Earnings per share
Basic	(0.00)	0.03	0.00
Diluted	(0.00)	0.03	0.00
(Loss) Earnings per ADS
Basic	(0.01)	0.10	0.01
Diluted	(0.01)	0.10	0.01
Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31, 2017	September 30, 2018	September 30, 2018
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	178,034	248,996	36,255
Trade and other receivables and prepayments	900,162	775,617	112,932
Prepaid lease payments	9,425	9,425	1,372
Pledged bank deposits	35,200	37,700	5,489
Fixed bank deposits with maturity period over three months	290,000	290,000	42,225
Bank balances and cash	751,612	966,080	140,664
Total current assets	2,164,433	2,327,818	338,937

Non-Current Assets
Property, plant and equipment	1,272,774	1,132,171	164,847
Prepaid lease payments	367,024	359,955	52,410
Deferred tax assets	25,500	36,731	5,348
Intangible assets	17,000	17,000	2,475
Total non-current assets	1,682,298	1,545,857	225,080
Total assets	3,846,731	3,873,675	564,017

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	635,425	656,828	95,636
Amount due to a shareholder	8,742	9,912	1,443
Taxation payable	3,573	4,016	585
Bank borrowings	558,000	558,000	81,246
Total current liabilities	1,205,740	1,228,756	178,910

Deferred tax liabilities	86,670	85,966	12,517
Deferred income	7,699	7,102	1,034
Total non-current liabilities	94,369	93,068	13,551
Total liabilities	1,300,109	1,321,824	192,461

EQUITY
Share capital	136	136	20
Additional paid in capital	392,076	392,076	57,087
Reserves	2,154,410	2,159,639	314,449
Total equity attributable to owners of the company	2,546,622	2,551,851	371,556
Total equity and liabilities	3,846,731	3,873,675	564,017

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the three months ended September 30, 2018
(RMB and US$ amounts expressed in thousands)

	Three Months Ended
	September 30, 2018
	RMB' 000	US$' 000
OPERATING ACTIVITIES
Loss before taxation	(18,143)	(2,643)
Adjustments for:
Amortization of prepaid lease payments	2,356	343
Depreciation of property plant and equipment	37,001	5,388
Release of deferred income	(198)	(29)
Finance costs	5,877	856
Loss on disposal of property, plant and equipment	18,507	2,695
Interest income	(2,932)	(427)
Operating cash flows before movements in working capital	42,468	6,183
Increase in inventories	(37,284)	(5,429)
Decrease in trade and other receivables and prepayments	202,613	29,501
Decrease in trade and other payables and accruals	(53,149)	(7,739)
Cash generated from operations	154,648	22,516
Interest received	3,681	536
PRC income tax paid	(3,149)	(459)
NET CASH FROM OPERATING ACTIVITIES	155,180	22,593
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(10,649)	(1,551)
Withdrawal of pledged bank deposits	3,700	539
Proceeds on disposal of property, plant and equipment	11,103	1,617
Placement of fixed bank deposits with maturity periods over three months	(240,000)	(34,945)
Withdrawal of fixed bank deposits with maturity periods over three months	240,000	34,945
NET CASH FROM INVESTING ACTIVITIES	4,154	605
FINANCING ACTIVITIES
New bank borrowings raised	80,000	11,648
Repayment of bank borrowings	(80,000)	(11,648)
Interest paid	(6,202)	(903)
Repayment to a shareholder	(685)	(100)
NET CASH USED IN FINANCING ACTIVITIES	(6,887)	(1,003)
NET INCREASE IN CASH AND CASH EQUIVALENTS	152,447	22,195
Cash and cash equivalents at beginning of the period	814,749	118,630
Effect of foreign exchange rate changes	(1,116)	(161)
Cash and cash equivalents at end of the period	966,080	140,664

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the nine months ended September 30, 2018
(RMB and US$ amounts expressed in thousands)

	Nine Months Ended
	September 30, 2018

	RMB' 000	US$' 000
OPERATING ACTIVITIES
Profit before taxation	6,989	1,018
Adjustments for:
Amortization of prepaid lease payments	7,069	1,029
Depreciation of property plant and equipment	112,206	16,338
Release of deferred income	(597)	(87)
Finance costs	17,337	2,524
Loss on disposal of property, plant and equipment	18,512	2,695
Interest income	(8,917)	(1,298)
Operating cash flows before movements in working capital	152,599	22,219
Increase in inventories	(70,962)	(10,332)
Decrease in trade and other receivables and prepayments	125,588	18,287
Increase in trade and other payables and accruals	31,865	4,640
Cash generated from operations	239,090	34,814
Interest received	9,376	1,365
PRC income tax paid	(13,252)	(1,930)
NET CASH FROM OPERATING ACTIVITIES	235,214	34,249
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(10,649)	(1,551)
Placement of pledged bank deposits	(2,500)	(364)
Proceeds on disposal of property, plant and equipment	11,142	1,622
Placement of fixed bank deposits with maturity periods over three months	(530,000)	(77,169)
Withdrawal of fixed bank deposits with maturity periods over three months	530,000	77,169
NET CASH USED IN INVESTING ACTIVITIES	(2,007)	(293)
FINANCING ACTIVITIES
New bank borrowings raised	335,000	48,777
Repayment of bank borrowings	(335,000)	(48,777)
Interest paid	(18,407)	(2,680)
Advance from a shareholder	1,170	170
NET CASH USED IN FINANCING ACTIVITIES	(17,237)	(2,510)
NET INCREASE IN CASH AND CASH EQUIVALENTS	215,970	31,446
Cash and cash equivalents at beginning of the period	751,612	109,437
Effect of foreign exchange rate changes	(1,502)	(219)
Cash and cash equivalents at end of the period	966,080	140,664